Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

March 1, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Sherry Haywood
Melissa Raminpour
Effie Simpson

Re:	VIZIO Holding Corp.
Draft Registration Statement on Form S-1
Submitted December 14, 2020
CIK No. 0001835591

Ladies and Gentlemen:

On behalf of our client, VIZIO Holding Corp. (“VIZIO” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 8, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on December 14, 2020.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

March 1, 2021

General

1.

In cases where you commission third party research for use in connection with the registration statement, the third party’s consent must be filed as an exhibit to the registration statement, as required by Section 7. Please file the consent of Toluna, Inc.

The Company respectfully advises the Staff that the results of the survey conducted by Toluna, Inc. have been removed from the Registration Statement.

*****

Securities and Exchange Commission

March 1, 2021

Please direct any questions regarding the Company’s response or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	William W. Wang, VIZIO Holding Corp.

Adam Townsend, VIZIO Holding Corp.

Jerry C. Huang, VIZIO Holding Corp.

Scott V. Becker, VIZIO Holding Corp.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP